Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Towerstream Corporation on Form S-1 (Amendment No. 2) (File No. 333-219024), of our report dated March 31, 2017, except for Notes 9 and 17, as to which the date is June 26, 2017, and Note 18 as to which the date is October 18, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Towerstream Corporation and Subsidiaries as of December 31, 2016 and 2015 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/Marcum LLP

Marcum llp

New York, NY
October 18, 2017